Exhibit 99.1

Eco Wave Power Global AB (publ)

Condensed consolidated financial statements

As of June 30, 2025

Unaudited

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Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	June 30, 2025	December 31, 2024
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	6,458	7,845
Short term bank deposits	1,283	1,254
Restricted short-term bank deposits	203	220
Trade receivables	-	33
Other receivables and prepaid expenses	125	93
TOTAL CURRENT ASSETS	8,069	9,445

NON-CURRENT ASSETS:
Property and equipment, net	583	561
Right-of-use assets, net	206	195
Investments in a joint venture accounted for using the equity method	513	481
TOTAL NON-CURRENT ASSETS	1,302	1,237
TOTAL ASSETS	9,371	10,682
Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	1,023	1,011
Current maturities of long-term loan	134	91
Accounts payable and accruals:
Trade	124	70
Other	951	969
Short term lease liabilities	157	98
TOTAL CURRENT LIABILITIES	2,389	2,239

NON-CURRENT LIABILITIES:
Long-term loan	25	47
Lease liabilities, net of current maturities	48	96
TOTAL NON-CURRENT LIABILITIES	73	143

TOTAL LIABILITIES	2,462	2,382

EQUITY:
Common shares	102	102
Share premium	25,845	25,845
Treasury shares	(77)	(50)
Foreign currency translation reserve	(1,835)	(2,368)
Accumulated deficit	(16,948)	(15,071)
Capital and reserves attributable to parent company shareholders	7,087	8,458
Non-Controlling interest	(178)	(158)
TOTAL EQUITY	6,909	8,300
TOTAL LIABILITIES AND EQUITY	9,371	10,682

The above condensed consolidated statements of financial position should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2025	2024	2025	2024
	In USD Thousands
OPERATING EXPENSES
Research and development expenses	(218)	(143)	(399)	(320)
Sales and marketing expenses	(46)	(72)	(123)	(137)
General and administrative expenses	(550)	(486)	(1,089)	(894)
Other income	8	28	62	32
Share of net loss of a joint venture accounted for using the equity method	(17)	(17)	(39)	(30)
TOTAL OPERATING EXPENSES	(823)	(690)	(1,588)	(1,349)

OPERATING LOSS	(823)	(690)	(1,588)	(1,349)

Financial expenses	(611)	(12)	(444)	(27)
Financial income	47	211	140	358
FINANCIAL (LOSS) INCOME - NET	(564)	199	(304)	331

NET LOSS	(1,387)	(491)	(1,892)	(1,018)

ATTRIBUTABLE TO:
The Parent Company shareholders	(1,378)	(481)	(1,877)	(1,001)
Non-controlling interests	(9)	(10)	(15)	(17)
	(1,387)	(491)	(1,892)	(1,018)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.03)	(0.01)	(0.04)	(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	46,731,027	44,394,844	46,732,428	44,394,844

The above condensed consolidated statements of loss should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2025	2024	2025	2024
	In USD thousands

LOSS FOR THE PERIOD	(1,387)	(491)	(1,892)	(1,018)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	225	(96)	(597)	111

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	411	26	1,125	(413)
OTHER COMPREHENSIVE GAIN (LOSS) FOR THE PERIOD	636	(70)	528	(302)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(751)	(561)	(1,364)	(1,320)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD IS ATTRIBUTABLE TO:
The Parent Company shareholders	(744)	(556)	(1,344)	(1,301)
Non-controlling interests	(7)	(5)	(20)	(19)
	(751)	(561)	(1,364)	(1,320)

The above condensed consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited)

	Number of common shares	Common shares capital	Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total for Company’s shareholders	Non- controlling interest	Total
	in USD thousands
BALANCE AT JANUARY 1, 2024	44,394,844	98	23,121	-	(2,275)	(12,994)	7,950	(149)	7,801

CHANGES IN THE SIX MONTHS ENDED JUNE 30, 2024:

Loss for the period					-	(1,001)	(1,001)	(17)	(1,018)
Other comprehensive loss					(300)	-	(300)	(2)	(302)
Total comprehensive loss for the period					(300)	(1,001)	(1,301)	(19)	(1,320)
BALANCE AT JUNE 30, 2024	44,394,844	98	23,121	-	(2,575)	(13,995)	6,649	(168)	6,481

BALANCE AT JANUARY 1, 2025	46,733,844	102	25,845	(50)	(2,368)	(15,071)	8,458	(158)	8,300

CHANGES IN THE SIX MONTHS ENDED JUNE 30, 2025:

Treasury shares	(40,536)			(27)			(27)	-	(27)

Loss for the period						(1,877)	(1,877)	(15)	(1,892)
Other comprehensive income					533		533	(5)	528
Total comprehensive loss for the period					533	(1,877)	(1,344)	(20)	(1,364)
BALANCE AT JUNE 30, 2025	46,693,308	102	25,845	(77)	(1,835)	(16,948)	7,087	(178)	6,909

The above condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended
	June 30
	2025	2024
	In USD thousands

CASH FLOWS - OPERATING ACTIVITIES:
Net loss	(1,892)	(1,018)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	112	85
Interest expenses	28	22
Interest income	(140)	(177)
Foreign exchange loss (gain) on cash and cash equivalents	339	(72)
Share of loss of a joint venture	39	30
Loss on sale of fixed asset	3	-
Changes in operating assets and liabilities
Decrease in trade receivables	33	188
Increase in other receivables and prepaid expenses	(32)	(3)
Increase in accounts payable and accruals	36	104
Net cash used in operating activities	(1,474)	(841)

CASH FLOWS – INVESTING ACTIVITIES:
Proceeds from short term deposits	-	3,998
Interest received on bank deposits	102	209
Investment in a joint venture	(44)	(8)
Purchase of property and equipment	(37)	(8)
Proceeds from sale of property	72	-
Net cash provided by investing activities	93	4,191

CASH FLOWS - FINANCING ACTIVITIES:
Principal elements of lease payments	(76)	(47)
Interest elements of lease payments	(8)	(2)
Share repurchases	(27)	-
Net cash used in financing activities	(111)	(49)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,492)	3,301
CASH AND CASH EQUIVALENTS - BEGINNING
OF PERIOD	7,845	4,281
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	105	(161)
CASH AND CASH EQUIVALENTS - END OF PERIOD	6,458	7,421

Non-cash Investing and financing activities
Acquisition of right-of-use asset through lease liability	66	-

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Eco Wave Power Global AB (publ)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION:

Eco Wave Power Global AB (publ) (“the Parent Company” or together with its subsidiaries “the Company” or “the Group”) is a Swedish public limited company formed on March 27, 2019 and registered at the Swedish Companies Registration Office on April 17, 2019. The Company’s American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market (the “Nasdaq”) in the United States. The Company’s corporate identity number is 559202-9499 and its address is Strandvägen 7A, 114 56 Stockholm, Sweden. Unless expressly indicated otherwise, all amounts are shown in thousands of U.S. dollars (“USD”).

The Group’s headquarters are located in Israel. In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these interim consolidated financial statements, the war in Israel is ongoing and continues to evolve. The intensity and duration of the war is difficult to predict, as such are the war’s economic implications on the Company’s operational and financial performance. On June 13, 2025, Israel launched a preemptive attack on Iran, to which Iran responded with ballistic missile and drone attacks. On June 23, 2025, Israel and Iran agreed to a ceasefire, although there is no assurance that the ceasefire will continue. The Company considered the impact of the war including the current conflict with Iran and determined that there were no material adverse impacts on the interim consolidated financial statements, including related significant estimates made by management, for the period ended June 30, 2025.

NOTE 2 - BASIS FOR PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2025 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31,2024 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS Accounting Standards. The results of operations for the three and six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

Estimates and judgments

The preparation of the Condensed Interim Financial Information in conformity with IFRS® Accounting Standards requires management to exercise judgment and use significant accounting estimates and assumptions. These affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ materially from these estimates. In preparing these Condensed Interim Financial Information, the significant accounting judgments and the uncertainties associated with key sources of estimates are consistent with those in the consolidated annual financial statements for the year ended December 31, 2024.

NOTE 3 - MATERIAL ACCOUNTING POLICIES

General

The principal accounting policies and calculation methods, which have been implemented in the preparation of the financial information for the interim period, are consistent with those that were implemented in the preparation of the Group’s annual financial statements for the year ended December 31, 2024.

New International Financial Reporting Standard:

IFRS 18, Presentation and disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standard (“IFRS”) 18, Presentation and disclosure in Financial Statements, which replaces International Accounting Standard (“IAS “)1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. While a number of sections have been brought forward from IAS 1, with limited wording changes, IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals. It also requires disclosure of management defined performance measures and includes new requirements for aggregation and disaggregation of financial information. In addition, certain amendments have been made to IAS 7, Statements of Cash flows. IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed.

IFRS 18 will apply retrospectively. Comparative periods in both interim and annual financial statements will need to be restated.

The Company is currently assessing the new requirements of IFRS 18.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

As of June 30, 2025 and December 31, 2024, the financial instruments of the Group consist of non-derivative assets and liabilities (primarily working capital items, deposits and loans). With regard to non-derivative assets and liabilities, given their nature, the fair value of the financial instruments included in the consolidated statement of financial position is generally close or identical to their carrying amount.